U.S. Securities and Exchange Commission
Washington, D.C. 20549

03018930

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
Estimated average burden
hours per response.... 0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

FOR 3/26/03
Current Report on Form 8-K 2003-RZ2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-86786
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

MAR 26 2003
1086

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 25th day of March, 2003/

Residential Asset Mortgage Products, Inc.
(Registrant)

By: /s/Mark White
Mark White
Vice President

PROCESSED
MAR 27 2003
THOMSON
FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2002, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

NOTICE(Continued)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	FORMAT
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SALOMON SMITH BARNEY

A member of citigroup

New Issue Computational Materials

$325,000,000 (Approximate)

Mortgage Asset-Backed Pass-Through Certificates, Series 2003 - RZ2

Residential Asset Mortgage Products, Inc.
Depositor

RAMP Series 2003 - RZ2 Trust
Issuer

Residential Funding Corporation
Master Servicer

March 7, 2003

Attached is information describing the structure, collateral pool and certain aspects of RAMP Series 2003-RZ2. These materials are for informational purposes only and are subject to modification or change. The information and assumptions contained herein are preliminary and will be superseded by a prospectus, prospectus supplement and by any other additional information subsequently filed with the Securities and Exchange Commission or incorporated by reference in the Registration Statement. Neither Residential Funding Corporation or Salomon Smith Barney Inc. ("SSB"), nor any of their respective affiliates makes any representation as to the accuracy or completeness of any of the information set forth in the attached materials. The information herein has been provided solely by SSB. Neither the issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

SSB is not acting as your advisor or agent. Therefore, prior to entering into any transaction, you should determine, without reliance upon SSB or its affiliates, the economic risks and merits, as well as the legal, tax and accounting characterizations and consequences of the transaction, and independently determine that you are able to assume these risks. In this regard, by acceptance of these materials, you acknowledge that you have been advised that (a) SSB is not in the business of providing legal, tax or accounting advice, (b) you understand that there may be legal, tax or accounting risks associated with the transaction, (c) you should receive legal, tax and accounting advice from advisors with appropriate expertise to assess relevant risks, and (d) you should apprise senior management in your organization as to the legal, tax and accounting advice (and, if applicable, risks) associated with this transaction and SSB's disclaimers as to these matters.

An Effective Registration Statement (including a base prospectus) relating to the Securities is on file with the Securities and Exchange Commission. The final Prospectus and Prospectus Supplement relating to the securities will be filed after the securities have been priced and all of the terms and information are finalized. This communication is not an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Interested persons are referred to the final Prospectus and Prospectus Supplement to which the securities relate. Any investment decision should be based only upon the information in the final Prospectus and Prospectus Supplement as of their publication dates.

Residential Asset Mortgage Products, Inc.
RAMP Series 2003- RZ2 Trust
Computational Materials: Term Sheet

TRANSACTION SUMMARY (a), (b), (c)

Class	Size	Percent Of Pool Balance (i)	Coupon Type	WAL To Call (yrs.)	Principal Lockout/ Window (mos.)	Expected Final Distribution Date	Final Scheduled Distribution Date	Expected Ratings (Moody's/ S&P)
A-1	$287,624,000	88.50%	Fixed (d), (e)	3.10	0 / 97	4/25/2011	4/25/2033	Aaa/AAA
A-IO	(f)	N/A	(g)	0.88 (h)	N/A	9/25/2005	9/25/2005	Aaa/AAA
M-1	$14,625,000	4.50%	Fixed (d), (e)	5.40	36 / 61	4/25/2011	4/25/2033	Aa2/AA
M-2	$13,813,000	4.25%	Fixed (d), (e)	5.40	36 / 61	4/25/2011	4/25/2033	A2/A
M-3	$8,938,000	2.75%	Fixed (d), (e)	4.92	36 / 61	4/25/2011	4/25/2033	Baa2/BBB
Total	**$325,000,000**	100.00%						

Notes: (a) The principal balance of each class of Certificates is subject to a 5% variance.
(b) Prepayment Speed Assumption: 4% building to 25% in 12 months, and remaining constant at 25% thereafter.
(c) The Certificates will be priced to a 10% cleanup call.
(d) For the April 2003 through September 2005 Distribution Dates, the pass-through rate will be the lesser of the fixed rate per annum indicated in the prospectus supplement and the weighted average of the net mortgage rates of the mortgage loans, adjusted for the interest payable on the Class A-IO Certificates (Net WAC Rate).
(e) The related fixed-rate used to calculate the pass-through rate will increase by 0.50% starting on the second distribution date after the first possible optional termination date.
(f) Notional Balance: With respect to each distribution date, the amount set forth next to such date in the table on page 6.
(g) 5.75% per annum, payable monthly, through the 30th Distribution Date; thereafter, 0.00% per annum.
(h) Duration.
(i) Approximate.

THE COLLATERAL

- Conventional, one- to four-family, fixed-rate mortgage loans secured by first liens on residential mortgage properties.
- The collateral information presented herein is based on the "Statistical Cut-Off Date" of February 1, 2003. The actual pool balance as of the Closing Date is expected to be approximately $325,000,000.

THE STRUCTURE

Class A-1 Certificates (together with the Class A-IO Certificates, the "Class A Certificates")
The Class A-1 Certificates will be issued as pass-through fixed rate senior securities.

Class A-IO Certificates
The Class A-IO Certificates will be entitled to payments of interest only during a 30-month payment window, commencing on the first Distribution Date, based on the notional balance as set forth on page 6 herein.

Class M-1, M-2 and M-3 Certificates (the "Class M Certificates")
The Class M Certificates will be issued as fixed rate mezzanine securities. The Class M Certificates will be subordinate to the Class A Certificates.

HIGHLIGHTS OF THE PROGRAM

- The Home Solution Program is primarily used by borrowers who wish to finance the full value of the home plus closing costs. A typical borrower is one who has limited liquidity or one who prefers not to take cash out of investments.
- Requires residual income of at least $1,500.
- Maximum LTV may be as high as 107%.
- Maximum LTV of 103% for credit scores below 680.
- Two full appraisals required for credit scores below 620 (or one full appraisal and a field review).
- No (a) manufactured homes or unique properties or (b) Section 32 loans allowed.

SUMMARY OF TERMS

Depositor:	Residential Asset Mortgage Products, Inc.
Master Servicer:	Residential Funding Corporation
Underwriters:	Salomon Smith Barney / Residential Funding Securities Corporation
Trustee:	JPMorgan Chase Bank
Class A-1 Certificate Insurer:	Ambac Assurance Corporation ("Ambac"), rated Aaa by Moody's and AAA by Standard and Poor's.
Statistical Cut-off Date:	February 1, 2003
Cut-off Date:	March 1, 2003
Closing Date:	On or about April 2, 2003
Distribution Date:	25th day of each month (or the next business day), commencing April 25, 2003
Form of offered certificates:	The Certificates will be available in book-entry form through DTC.
Minimum Denominations:	Class A (other than the Class A-IO Certificates) and Class M-1 Certificates, \$25,000. Class M-2 and Class M-3 Certificates, \$250,000. Class A-IO Certificates, \$2,000,000 notional amount.

Interest Payments:

On each Distribution Date holders of the Certificates will be entitled to receive the interest that has accrued on the Certificates at the related pass-through rate during the related accrual period, and any accrued certificate interest due on a prior Distribution Date that was not paid.

The "accrual period" for the Class A Certificates and the Class M Certificates will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs.

The trustee will calculate interest on the Class A Certificates and the Class M Certificates based on a 360-day year that consists of twelve 30-day months.

The "Net Mortgage Rate" will be equal to, with respect to any Mortgage Loan, the per annum mortgage rate thereon minus (i) the per annum rates at which the master servicing and subservicing fees are paid and (ii) the rate at which the premium for the certificate guaranty insurance policy is paid; provided, that for purposes of this calculation, the rate at which the premium for the certificate guaranty insurance policy is paid shall be multiplied by a fraction equal to (x) the Certificate Principal Balance of the Class A-1 Certificates over (y) the aggregate principal balance of the mortgage loans.

The "Net WAC Rate" will be equal to, with respect to any Distribution Date, the weighted average Net Mortgage Rate in effect for such Distribution Date, adjusted for the interest payable on the Class A-IO Certificates. All classes of Certificates, other than the Class A-IO Certificates, are subject to the Net WAC Rate.

Principal Payments:

The Class A-1 Certificates will receive the Class A Principal Distribution Amount until paid in full.

The Class M Certificates will be subordinate to the Class A Certificates, and will not receive any principal payments until after the Stepdown Date or if a Trigger Event is in effect, unless the principal balance of the Class A Certificates is equal to zero.

After the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A and Class M Certificates as described under "Priority of Distributions" below.

Principal Distribution Amount:

On any Distribution Date, the lesser of (a) the excess of (1) the Available Distribution Amount over (2) the Interest Distribution Amount and (b) the aggregate amount described below:

The sum of the (i) the principal portion of all scheduled monthly payments on the mortgage loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of the mortgage loans, or, in the case of a substitution, amounts representing a principal adjustment, as required by the pooling and servicing agreement during the preceding calendar month; (iii) the principal portion of all other unscheduled collections, including subsequent recoveries, received on the mortgage loans during the preceding calendar month, or deemed to be received during the preceding calendar month, including, without limitation, full and partial principal payments made by the respective mortgagors, to the extent not distributed in the preceding month; (iv) the lesser of (a) the Excess Cash Flow for that Distribution Date and (b) the principal portion of any Realized Losses, other than Excess Losses (as defined in the pooling and servicing agreement), incurred, or deemed to have been incurred, on any mortgage loans in the calendar month preceding that Distribution Date to the extent covered by Excess Cash Flow for that Distribution Date; and (v) the lesser of (a) the Excess Cash Flow for that Distribution Date, to the extent not used to cover losses pursuant to clause (iv) above, and (b) the amount of any Overcollateralization Increase Amount for that Distribution Date; *minus* (vi) the amount of any Overcollateralization Reduction Amount for that Distribution Date.

In no event will the Principal Distribution Amount on any Distribution Date be less than zero or greater than the outstanding aggregate Certificate Principal Balance of the Class A (other than the Class A-IO) and Class M Certificates.

Distribution Date	Notional Balance	Distribution Date	Notional Balance
April 2003	$127,000,000.00	July 2004	$52,000,000.00
May 2003	119,000,000.00	August 2004	49,000,000.00
June 2003	112,000,000.00	September 2004	47,000,000.00
July 2003	106,000,000.00	October 2004	44,000,000.00
August 2003	100,000,000.00	November 2004	41,000,000.00
September 2003	94,000,000.00	December 2004	39,000,000.00
October 2003	89,000,000.00	January 2005	37,000,000.00
November 2003	84,000,000.00	February 2005	35,000,000.00
December 2003	79,000,000.00	March 2005	33,000,000.00
January 2004	75,000,000.00	April 2005	31,000,000.00
February 2004	70,000,000.00	May 2005	29,000,000.00
March 2004	66,000,000.00	June 2005	27,000,000.00
April 2004	62,000,000.00	July 2005	26,000,000.00
May 2004	59,000,000.00	August 2005	24,000,000.00
June 2004	56,000,000.00	September 2005	23,000,000.00
		October 2005 and thereafter	0.00

Notional Amount: With respect to the Class A-IO Certificates immediately prior to any Distribution Date, the lesser of: (a) the amount set forth next to such date in the table below and (b) the then outstanding pool balance.

Principal Remittance Amount: With respect to any Distribution Date, the sum of the amounts described in clauses (i), (ii) and (iii) of the definition of Principal Distribution Amount for that Distribution Date.

Interest Distribution Amount: With respect to any Distribution Date, the aggregate amount of accrued certificate interest on the Class A and Class M Certificates for that Distribution Date and any accrued certificate interest remaining unpaid for any previous Distribution Date, less any Prepayment Interest Shortfalls not covered by Eligible Master Servicing Compensation or Excess Cash Flow and any Relief Act Shortfalls for that Distribution Date as described herein.

Relief Act Shortfalls: With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from the Soldiers' and Sailors' Civil Relief Act of 1940. Relief Act Shortfalls are not covered by Excess Cash Flow or any other source.

Available Distribution Amount: For any Distribution Date, an amount equal to the sum of the following amounts, net of amounts reimbursable therefrom to the Master Servicer and any subservicer: (a) the aggregate amount of scheduled payments on the mortgage loans due during the related due period and received on or prior to the related determination date, after deduction of the master servicing fees and any subservicing fees in respect of the mortgage loans for that Distribution Date and the premium paid to the Class A-1 Certificate Insurer for that Distribution Date; (b) unscheduled payments, including mortgagor prepayments on the mortgage loans, insurance proceeds, liquidation proceeds and subsequent recoveries from the mortgage loans, and proceeds from repurchases of and substitutions for the mortgage loans occurring during the preceding calendar month; (c) all advances made for that Distribution Date in respect of the mortgage loans; and (d) any amounts payable under the certificate guaranty insurance policy.

With respect to any Distribution Date, the due period is the calendar month in which the Distribution Date occurs and the determination date is the 20th day of the month in which the Distribution Date occurs or, if the 20th day is not a business day, the immediately succeeding business day. The due date with respect to each mortgage loan is the date on which the scheduled monthly payment is due.

Required Overcollateralization Amount: An amount equal to 0.50% of the aggregate principal balance of the mortgage loans as of the Cut-off Date, which is approximately $1,625,000.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount on that Distribution Date over the Required Overcollateralization Amount on that Distribution Date.

Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of (a) the aggregate principal balance of the mortgage loans before giving effect to distributions of principal to be made on that Distribution Date, over (b) the aggregate Certificate Principal Balance of the Class A Certificates (other than the Class A-IO Certificates) and Class M Certificates before taking into account distributions of principal to be made on that Distribution Date.

Overcollateralization Increase Amount: With respect to (a) the Distribution Dates in April 2003 through September 2003, $0, and (b) any Distribution Date after September 2003, an amount equal to the lesser of (i) the Excess Cash Flow for that Distribution Date and (ii) the excess, if any, of (x) the Required Overcollateralization Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount:	With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (a) the Excess Overcollateralization Amount immediately prior to that Distribution Date, and (b) the Principal Remittance Amount for that Distribution Date.
Prepayment Interest Shortfall:	With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from mortgagor prepayments on the mortgage loans during the preceding calendar month. These shortfalls will result because interest on prepayments in full is distributed only to the date of prepayment, and because no interest is distributed on prepayments in part, as these prepayments in part are applied to reduce the outstanding principal balance of the mortgage loans as of the due date immediately preceding the date of prepayment. No assurance can be given that the amounts available to cover Prepayment Interest Shortfalls will be sufficient therefore. The certificate guaranty insurance policy will not cover Prepayment Interest Shortfalls.
Allocation of Shortfall:	Any Prepayment Interest Shortfalls which are not covered by Eligible Master Servicing Compensation or Excess Cash Flow will be allocated on a pro rata basis among the Class A and Class M Certificates, in each case in accordance with the amount of Accrued Certificate Interest that would have accrued on that certificate absent these shortfalls. Any Prepayment Interest Shortfalls not covered by Eligible Master Servicing Compensation or Excess Cash Flow and allocated to a class of offered certificates will accrue interest at the then applicable pass-through rate on that class of offered certificates. Relief Act Shortfalls are allocated on a pro rata basis among the Class A and Class M Certificates.
Net WAC Cap Shortfall:	With respect to each Class of Certificates, and any Distribution Date, the amount of interest that would have been payable to such Class of Certificates on such Distribution Date if the pass-through rate for such Class of Certificates on such Distribution Date were calculated at (a) the lesser of the related coupon or the weighted average Net Mortgage Rate *minus* (b) the amount of interest payable on such Class of Certificates at the Net WAC Rate for such Distribution Date *plus* (c) the related Net WAC Cap Shortfall Carryforward Amount for such Distribution Date. The certificate guaranty insurance policy will not cover any Net WAC Cap Shortfalls.
Net WAC Cap Shortfall Carry-Forward Amount:	With respect to each Class of the Certificates, other than the Class A-IO Certificates, and any Distribution Date, an amount equal to any unpaid Net WAC Cap Shortfall from prior Distribution Dates, plus interest thereon at a rate equal to the related pass-through rate.
Current Interest:	Interest at the related pass-through rate for the current accrual period.
Unpaid Interest Shortfall Amount:	Interest remaining unpaid from prior Distribution Dates.

Priority of Distributions:

Interest Distributions

1) To the holders of the Class A Certificates, Current Interest plus any Unpaid Interest Shortfall Amount less the corresponding pro rata percentage of any Prepayment Interest Shortfalls for that Distribution Date (not covered by Eligible Master Servicing Compensation or Excess Cash Flow) and Relief Act Shortfalls for that Distribution Date; provided, however, that Prepayment Interest Shortfalls will not be allocated to the Class A-IO Certificates, and instead will be allocated to the Class A and Class M Certificates on a pro rata basis;
2) To the holders of the Class M-1 Certificates, Current Interest plus any Unpaid Interest Shortfall Amount less the corresponding pro rata percentage of any Prepayment Interest Shortfalls for that Distribution Date (not covered by Eligible Master Servicing Compensation or Excess Cash Flow) and Relief Act Shortfalls, for such Distribution Date;
3) To the holders of the Class M-2 Certificates, Current Interest plus any Unpaid Interest Shortfall Amount less the corresponding pro rata percentage of any Prepayment Interest Shortfalls for that Distribution Date (not covered by Eligible Master Servicing Compensation or Excess Cash Flow) and Relief Act Shortfalls, for such Distribution Date; and
4) To the holders of the Class M-3 Certificates, Current Interest plus any Unpaid Interest Shortfall Amount less the corresponding pro rata percentage of any Prepayment Interest Shortfalls for that Distribution Date (not covered by Eligible Master Servicing Compensation or Excess Cash Flow) and Relief Act Shortfalls, for such Distribution Date.

Principal Distributions

1) To the holders of the Class A Certificates (other than the Class A-IO Certificates), the Class A Principal Distribution Amount to the holders of the Class A-1 Certificates until the Certificate Principal Balance thereof is reduced to zero;
2) To the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof is reduced to zero;
3) To the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof is reduced to zero; and
4) To the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof is reduced to zero.

Excess Cash Flow

1) To pay the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, the principal portion of Realized Losses, other than Excess Losses, incurred on the mortgage loans for the preceding calendar month;
2) To pay the Class A-1 Certificate Insurer for prior draws made on the certificate guaranty policy;
3) Except on the first six Distribution Dates, to pay any Overcollateralization Increase Amount to the class or classes of Certificates then entitled to receive distributions in respect of principal;
4) To pay the holders of the Class A and Class M Certificates, based on Accrued Certificate Interest otherwise due thereon, the amount of any Prepayment Interest Shortfalls allocated thereto with respect to the mortgage loans for that Distribution Date, to the extent not covered by Eligible Master Servicing Compensation on that Distribution Date;
5) To pay the holders of the Class A and Class M Certificates, based on unpaid Prepayment Interest Shortfalls previously allocated thereto, any Prepayment Interest Shortfalls remaining unpaid from prior Distribution Dates together with interest thereon;
6) To the holders of the Class A Certificates, and then to the Class M Certificates, in order of priority, any Net WAC Cap Shortfall allocated thereto with respect to that Distribution Date;
7) To the holders of the Class A Certificates, and then to the Class M Certificates, in order of priority, based on unpaid Net WAC Cap Shortfall Carry-Forward Amounts previously allocated, any remaining Net WAC Cap Shortfall Carry-Forward Amount for such Distribution Date; and
8) To pay the holders of the Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

Class A Principal Distribution Amount:

With respect to any Distribution Date:

(1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount for that Distribution Date, or

(2) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (I) the Principal Distribution Amount for that Distribution Date; and (II) the excess of (A) the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) 76.00% and (2) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less approximately $1,625,000.

Class M-1 Principal Distribution Amount:

With respect to any Distribution Date:

(1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, or

(2) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (I) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount; and (II) the excess of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) 85.00% and (2) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less approximately $1,625,000.

Class M-2 Principal Distribution Amount:

With respect to any Distribution Date:

(1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount, or

(2) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (I) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount; and (II) the excess of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) 93.50% and (2) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less approximately $1,625,000.

Class M-3 Principal Distribution Amount:

With respect to any Distribution Date:

(1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount, or

(2) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (I) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount; and (II) the excess of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) 99.00% and (2) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less approximately $1,625,000.

Excess Cash Flow: With respect to any Distribution Date, an amount equal to the sum of (A) the excess of (i) the Available Distribution Amount for that Distribution Date over (ii) the sum of (a) the Interest Distribution Amount for that Distribution Date and (b) the Principal Remittance Amount for that Distribution Date and (B) the Overcollateralization Reduction Amount, if any, for that Distribution Date.

Stepdown Date: The earlier to occur of (1) the Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (2) the later to occur of (x) the Distribution Date occurring in April 2006 and (y) the first Distribution Date for which the aggregate Certificate Principal Balance of the Class M Certificates and Overcollateralization Amount divided by the principal balance of the mortgage loans as of the last day of the related due period is greater than or equal to 24.00%.

Trigger Event: A Trigger Event is in effect with respect to any Distribution Date on or after the Stepdown Date if any of the following conditions are met:

1) the three-month average of the Sixty-Plus Delinquency Percentage, as determined as of that Distribution Date and the immediately preceding two Distribution Dates, exceeds 8.00%;
2) if the Distribution Date is occurring before the Distribution Date in April 2007, the aggregate amount of Realized Losses, other than Excess Losses, on the mortgage loans since the Cut-off Date exceeds 2.80% of the aggregate principal balance of the mortgage loans as of the Cut-off Date;
3) if the Distribution Date is occurring on or after April 2007 and before the Distribution Date in April 2008, the aggregate amount of Realized Losses, other than Excess Losses, on the mortgage loans since the Cut-off Date exceeds 3.00% of the aggregate principal balance of the mortgage loans as of the Cut-off Date; and
4) if the Distribution Date is occurring on or after the Distribution Date in April 2008, the aggregate amount of Realized Losses, other than Excess Losses, on the mortgage loans since the Cut-off Date exceeds 3.25% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.

Sixty-Plus Delinquency Percentage: With respect to any Distribution Date, the fraction, expressed as a percentage, equal to (x) the aggregate principal balance of the mortgage loans that are 60 or more days delinquent in payment of principal and interest including mortgage loans in foreclosure and REO, over (y) the aggregate principal balance of all the mortgage loans immediately preceding that Distribution Date.

Credit Enhancement:

Subordination: Initially, 11.50% for the Class A Certificates; 7.00% for the Class M-1 Certificates and 2.75% for the Class M-2 Certificates.

- Overcollateralization ("OC")

Initial (% Orig.) 0.00%

OC Target (% Orig.) 0.50%

OC Floor (% of Orig.) 0.50%

- Excess spread will be available to build overcollateralization commencing on the October 2003 Distribution Date.
- Ambac will guarantee: (a) interest on the Class A-1 Certificates at the pass-through rate less any Prepayment Interest Shortfalls and Relief Act Shortfalls allocated thereto, (b) the amount of any losses allocated to the Class A-1 Certificates not covered by Excess Cash Flow or overcollateralization, and (c) the payment of principal on the Class A-1 Certificates on the Distribution Date in April 2033.

P&I Advances:

The Master Servicer will be obligated to advance, or cause to be advanced, cash with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the Master Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses.

Servicing Fees:

Sub-servicing Fee minimum of 0.25% per annum, payable monthly; Master Servicing Fee of 0.05% per annum, payable monthly. The initial weighted average servicing fee rate is approximately 0.332% per annum.

Eligible Master Servicing Compensation:

For any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the principal balance of the mortgage loans before giving effect to payments made during the related due period and (b) the sum of the master servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date.

Optional Termination Date:

The Master Servicer may, at its option, effect an early redemption or termination of the Certificates on any Distribution Date on which the current pool principal balance declines to less than 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date (after giving effect to payments received in March 2003).

Step-up Coupon:

The Class A-1, Class M-1, Class M-2 and Class M-3 fixed rate used to calculate the pass-through rates will each increase by 0.50% on the second Distribution Date after the first possible Optional Termination Date.

Federal Tax Aspects:

The Trust will be established as one or more REMICs for federal income tax purposes.

ERISA Considerations:	The Class A Certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.
SMMEA Eligibility:	The Class A Certificates and the Class M Certificates will **not** be 'mortgage related securities' for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Prepayment Sensitivity Tables

Certificates Sensitivity Analysis – To 10% Call

Sequential Structure

% of Prepayment Assumption:	0%	50%	75%	100%	125%	150%
Class A-1						
Avg. Life (yrs)	19.18	5.86	4.08	3.10	2.48	2.03
Window (mos)	1-345	1-184	1-129	1-97	1-77	1-63
Expected Final Mat.	12/25/2031	7/25/2018	12/25/2013	4/25/2011	8/25/2009	6/25/2008
Class M-1						
Avg. Life (yrs)	26.26	10.36	7.16	5.40	4.47	4.00
Window (mos)	264-345	62-184	43-129	37-97	39-77	40-63
Expected Final Mat.	12/25/2031	7/25/2018	12/25/2013	4/25/2011	8/25/2009	6/25/2008
Class M-2						
Avg. Life (yrs)	26.26	10.36	7.16	5.40	4.43	3.89
Window (mos)	264-345	62-184	43-129	37-97	37-77	38-63
Expected Final Mat.	12/25/2031	7/25/2018	12/25/2013	4/25/2011	8/25/2009	6/25/2008
Class M-3						
Avg. Life (yrs)	25.81	9.46	6.51	4.92	4.05	3.57
Window (mos)	264-345	62-184	43-129	37-97	37-77	37-63
Expected Final Mat.	12/25/2031	7/25/2018	12/25/2013	4/25/2011	8/25/2009	6/25/2008

Prepayment Sensitivity Tables

Certificates Sensitivity Analysis – To Maturity

Sequential Structure

% of Prepayment Assumption:	0%	50%	75%	100%	125%	150%
Class A-1						
Avg. Life (yrs)	19.23	6.25	4.40	3.35	2.67	2.19
Window (mos)	1-359	1-330	1-269	1-209	1-167	1-136
Expected Final Mat.	2/25/2033	9/25/2030	8/25/2025	8/25/2020	2/25/2017	7/25/2014
Class M-1						
Avg. Life (yrs)	26.37	11.15	7.78	5.89	4.84	4.30
Window (mos)	264-357	62-279	43-206	37-158	39-125	40-101
Expected Final Mat.	12/25/2032	6/25/2026	5/25/2020	5/25/2016	8/25/2013	8/25/2011
Class M-2						
Avg. Life (yrs)	26.34	10.92	7.60	5.73	4.68	4.09
Window (mos)	264-355	62-254	43-183	37-140	37-110	38-90
Expected Final Mat.	10/25/2032	5/25/2024	6/25/2018	11/25/2014	5/25/2012	9/25/2010
Class M-3						
Avg. Life (yrs)	25.81	9.50	6.54	4.94	4.06	3.58
Window (mos)	264-348	62-202	43-143	37-107	37-85	37-69
Expected Final Mat.	3/25/2032	1/25/2020	2/25/2015	2/25/2012	4/25/2010	12/25/2008

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Principal Balance (as of 2/1/03)	$277,545,692.29
Loan Count	1,804
Average Original Balance	$153,937.34
Range of Original Balance	$28,840 - $610,000
$0.01 to $100,000.00	12.13%
$100,000.01 to $200,000.00	51.77%
$200,000.01 to $300,000.00	26.94%
$300,000.01 to $400,000.00	7.58%
$400,000.01 to $500,000.00	1.37%
$600,000.01 to $700,000.00	0.22%
WA Gross Coupon	8.129%
Range of Gross Coupons	6.750% - 11.500%
6.500% to 6.999%	1.44%
7.000% to 7.499%	14.35%
7.500% to 7.999%	34.72%
8.000% to 8.499%	19.15%
8.500% to 8.999%	17.09%
9.000% to 9.499%	6.98%
9.500% to 9.999%	4.38%
10.000% to 10.499%	0.88%
10.500% to 10.999%	0.79%
11.000% to 11.499%	0.15%
11.500% to 11.999%	0.07%
WA Age (months)	1
WA Original Term to Maturity (months)	353
Balloon / Fully Amortizing	3.51% / 96.49%
First Lien / Second Lien	100.00% / 0.00%
WA Debt-to-Income Ratio	39.41%
WA Credit Score	699
Range of Credit Scores	580 – 818
599 or Less	1.33%
600 to 619	7.74%
620 to 639	9.64%
640 to 659	7.33%
660 to 679	5.48%
680 to 699	14.77%
700 to 719	11.80%
720 to 739	16.76%
740 to 759	12.26%
760 to 779	8.75%
780 to 799	3.57%
800 or Greater	0.56%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

WA Original LTV	102.43%
Range of Original LTV	90.00% - 107.00%
90.00% or Less	0.07%
90.01% to 95.00%	6.37%
95.01% to 100.00%	28.73%
100.01% to 101.00%	1.88%
101.01% to 102.00%	2.48%
102.01% to 103.00%	28.73%
103.01% to 104.00%	4.21%
104.01% to 105.00%	4.27%
105.01% to 106.00%	4.56%
106.01% to 107.00%	18.69%
Credit Grade	
A1	40.97%
A2	25.09%
A3	14.64%
A4	15.86%
AX	2.03%
AM	1.40%
Property Type	
SF Detached	78.67%
PUD Detached	8.08%
Low-Rise Condo	7.46%
PUD Attached	4.63%
Townhouse	1.01%
Leasehold	0.15%
Occupancy Status	
Primary Residence	94.68%
Non-Owner Occupied	4.46%
Second/Vacation Home	0.85%
Documentation	
Full Documentation	88.91%
Limited Documentation	11.09%
Loan Purpose	
Purchase	66.73%
Equity Refinance	24.54%
Rate/Term Refinance	8.73%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Prepayment Penalty Term	
None	44.19%
12 months	5.38%
24 months	1.22%
30 months	0.06%
36 months	45.01%
42 months	0.14%
48 months	0.68%
60 months	3.32%
Geographic Concentration (> 3%)	
California	21.65%
Florida	7.06%
Michigan	5.32%
Arizona	5.13%
Virginia	4.29%
Maryland	3.82%
Washington	3.82%
Illinois	3.58%
Texas	3.50%
Other	41.83%

New Issue REVISED Computational Materials

$325,000,000 (Approximate)

Mortgage Asset-Backed Pass-Through Certificates, Series 2003 - RZ2

Residential Asset Mortgage Products, Inc.
Depositor

RAMP Series 2003 - RZ2 Trust
Issuer

Residential Funding Corporation
Master Servicer

March 7, 2003 (Revised from the initial Computational Materials dated as of February 27, 2003)

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

TRANSACTION SUMMARY (a), (b), (c)

Class	Size	Percent Of Pool Balance (i)	Coupon Type	WAL To Call (yrs.)	Principal Lockout/ Window (mos.)	Expected Final Distribution Date	Final Scheduled Distribution Date	Expected Ratings (Moody's/ S&P)
A-1	$287,624,000	88.50%	Fixed (d), (e)	3.10	0 / 97	4/25/2011	4/25/2033	Aaa/AAA
A-IO	(f)	N/A	(g)	0.88 (h)	N/A	9/25/2005	9/25/2005	Aaa/AAA
M-1	$14,625,000	4.50%	Fixed (d), (e)	5.40	36 / 61	4/25/2011	4/25/2033	Aa2/AA
M-2	$13,813,000	4.25%	Fixed (d), (e)	5.40	36 / 61	4/25/2011	4/25/2033	A2/A
M-3	$8,938,000	2.75%	Fixed (d), (e)	4.92	36 / 61	4/25/2011	4/25/2033	Baa2/BBB
Total	**$325,000,000**	100.00%						

Notes: *(a) The principal balance of each class of Certificates is subject to a 5% variance.*
(b) Prepayment Speed Assumption: 4% building to 25% in 12 months, and remaining constant at 25% thereafter.
(c) The Certificates will be priced to a 10% cleanup call.
(d) For the April 2003 through September 2005 Distribution Dates, the pass-through rate will be the lesser of the fixed rate per annum indicated in the prospectus supplement and the weighted average of the net mortgage rates of the mortgage loans, adjusted for the interest payable on the Class A-IO Certificates (Net WAC Rate).
(e) The related fixed-rate used to calculate the pass-through rate will increase by 0.50% starting on the second distribution date after the first possible optional termination date.
(f) Notional Balance: With respect to each distribution date, the amount set forth next to such date in the table on page 6.
(g) 5.75% per annum, payable monthly, through the 30th Distribution Date; thereafter, 0.00% per annum.
(h) Duration.
(i) Approximate.

THE COLLATERAL

- Conventional, one- to four-family, fixed-rate mortgage loans secured by first liens on residential mortgage properties.
- The collateral information presented herein is based on the "Statistical Cut-Off Date" of February 1, 2003. The actual pool balance as of the Closing Date is expected to be approximately $325,000,000.

THE STRUCTURE

Class A-1 Certificates (together with the Class A-IO Certificates, the "Class A Certificates")
The Class A-1 Certificates will be issued as pass-through fixed rate senior securities.

Class A-IO Certificates
The Class A-IO Certificates will be entitled to payments of interest only during a 30-month payment window, commencing on the first Distribution Date, based on the notional balance as set forth on page 6 herein.

Class M-1, M-2 and M-3 Certificates (the "Class M Certificates")
The Class M Certificates will be issued as fixed rate mezzanine securities. The Class M Certificates will be subordinate to the Class A Certificates.

HIGHLIGHTS OF THE PROGRAM

- The Home Solution Program is primarily used by borrowers who wish to finance the full value of the home plus closing costs. A typical borrower is one who has limited liquidity or one who prefers not to take cash out of investments.
- Requires residual income of at least $1,500.
- Maximum LTV may be as high as 107%.
- Maximum LTV of 103% for credit scores below 680.
- Two full appraisals required for credit scores below 620 (or one full appraisal and a field review).
- No (a) manufactured homes or unique properties or (b) Section 32 loans allowed.

SUMMARY OF TERMS

Depositor:	Residential Asset Mortgage Products, Inc.
Master Servicer:	Residential Funding Corporation
Underwriters:	Salomon Smith Barney / Residential Funding Securities Corporation
Trustee:	JPMorgan Chase Bank
Class A-1 Certificate Insurer:	Ambac Assurance Corporation ("Ambac"), rated Aaa by Moody's and AAA by Standard and Poor's.
Statistical Cut-off Date:	February 1, 2003
Cut-off Date:	March 1, 2003
Closing Date:	On or about April 2, 2003
Distribution Date:	25th day of each month (or the next business day), commencing April 25, 2003
Form of offered certificates:	The Certificates will be available in book-entry form through DTC.
Minimum Denominations:	Class A (other than the Class A-IO Certificates) and Class M-1 Certificates, \$25,000. Class M-2 and Class M-3 Certificates, \$250,000. Class A-IO Certificates, \$2,000,000 notional amount.

Interest Payments:

On each Distribution Date holders of the Certificates will be entitled to receive the interest that has accrued on the Certificates at the related pass-through rate during the related accrual period, and any accrued certificate interest due on a prior Distribution Date that was not paid.

The "accrual period" for the Class A Certificates and the Class M Certificates will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs.

The trustee will calculate interest on the Class A Certificates and the Class M Certificates based on a 360-day year that consists of twelve 30-day months.

The "Net Mortgage Rate" will be equal to, with respect to any Mortgage Loan, the per annum mortgage rate thereon minus (i) the per annum rates at which the master servicing and subservicing fees are paid and (ii) the rate at which the premium for the certificate guaranty insurance policy is paid; provided, that for purposes of this calculation, the rate at which the premium for the certificate guaranty insurance policy is paid shall be multiplied by a fraction equal to (x) the Certificate Principal Balance of the Class A-1 Certificates over (y) the aggregate principal balance of the mortgage loans.

The "Net WAC Rate" will be equal to, with respect to any Distribution Date, the weighted average Net Mortgage Rate in effect for such Distribution Date, adjusted for the interest payable on the Class A-IO Certificates. All classes of Certificates, other than the Class A-IO Certificates, are subject to the Net WAC Rate.

Principal Payments:

The Class A-1 Certificates will receive the Class A Principal Distribution Amount until paid in full.

The Class M Certificates will be subordinate to the Class A Certificates, and will not receive any principal payments until after the Stepdown Date or if a Trigger Event is in effect, unless the principal balance of the Class A Certificates is equal to zero.

After the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A and Class M Certificates as described under "Priority of Distributions" below.

Principal Distribution Amount:

On any Distribution Date, the lesser of (a) the excess of (1) the Available Distribution Amount over (2) the Interest Distribution Amount and (b) the aggregate amount described below:

The sum of the (i) the principal portion of all scheduled monthly payments on the mortgage loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of the mortgage loans, or, in the case of a substitution, amounts representing a principal adjustment, as required by the pooling and servicing agreement during the preceding calendar month; (iii) the principal portion of all other unscheduled collections, including subsequent recoveries, received on the mortgage loans during the preceding calendar month, or deemed to be received during the preceding calendar month, including, without limitation, full and partial principal payments made by the respective mortgagors, to the extent not distributed in the preceding month; (iv) the lesser of (a) the Excess Cash Flow for that Distribution Date and (b) the principal portion of any Realized Losses, other than Excess Losses (as defined in the pooling and servicing agreement), incurred, or deemed to have been incurred, on any mortgage loans in the calendar month preceding that Distribution Date to the extent covered by Excess Cash Flow for that Distribution Date; and (v) the lesser of (a) the Excess Cash Flow for that Distribution Date, to the extent not used to cover losses pursuant to clause (iv) above, and (b) the amount of any Overcollateralization Increase Amount for that Distribution Date; *minus* (vi) the amount of any Overcollateralization Reduction Amount for that Distribution Date.

In no event will the Principal Distribution Amount on any Distribution Date be less than zero or greater than the outstanding aggregate Certificate Principal Balance of the Class A (other than the Class A-IO) and Class M Certificates.

Distribution Date	Notional Balance	Distribution Date	Notional Balance
April 2003	$127,000,000.00	July 2004	$52,000,000.00
May 2003	119,000,000.00	August 2004	49,000,000.00
June 2003	112,000,000.00	September 2004	47,000,000.00
July 2003	106,000,000.00	October 2004	44,000,000.00
August 2003	100,000,000.00	November 2004	41,000,000.00
September 2003	94,000,000.00	December 2004	39,000,000.00
October 2003	89,000,000.00	January 2005	37,000,000.00
November 2003	84,000,000.00	February 2005	35,000,000.00
December 2003	79,000,000.00	March 2005	33,000,000.00
January 2004	75,000,000.00	April 2005	31,000,000.00
February 2004	70,000,000.00	May 2005	29,000,000.00
March 2004	66,000,000.00	June 2005	27,000,000.00
April 2004	62,000,000.00	July 2005	26,000,000.00
May 2004	59,000,000.00	August 2005	24,000,000.00
June 2004	56,000,000.00	September 2005	23,000,000.00
		October 2005 and thereafter	0.00

Notional Amount: With respect to the Class A-IO Certificates immediately prior to any Distribution Date, the lesser of: (a) the amount set forth next to such date in the table below and (b) the then outstanding pool balance.

Principal Remittance Amount: With respect to any Distribution Date, the sum of the amounts described in clauses (i), (ii) and (iii) of the definition of Principal Distribution Amount for that Distribution Date.

Interest Distribution Amount: With respect to any Distribution Date, the aggregate amount of accrued certificate interest on the Class A and Class M Certificates for that Distribution Date and any accrued certificate interest remaining unpaid for any previous Distribution Date, less any Prepayment Interest Shortfalls not covered by Eligible Master Servicing Compensation or Excess Cash Flow and any Relief Act Shortfalls for that Distribution Date as described herein.

Relief Act Shortfalls: With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from the Soldiers' and Sailors' Civil Relief Act of 1940. Relief Act Shortfalls are not covered by Excess Cash Flow or any other source.

Available Distribution Amount: For any Distribution Date, an amount equal to the sum of the following amounts, net of amounts reimbursable therefrom to the Master Servicer and any subservicer: (a) the aggregate amount of scheduled payments on the mortgage loans due during the related due period and received on or prior to the related determination date, after deduction of the master servicing fees and any subservicing fees in respect of the mortgage loans for that Distribution Date and the premium paid to the Class A-1 Certificate Insurer for that Distribution Date; (b) unscheduled payments, including mortgagor prepayments on the mortgage loans, insurance proceeds, liquidation proceeds and subsequent recoveries from the mortgage loans, and proceeds from repurchases of and substitutions for the mortgage loans occurring during the preceding calendar month; (c) all advances made for that Distribution Date in respect of the mortgage loans; and (d) any amounts payable under the certificate guaranty insurance policy.

With respect to any Distribution Date, the due period is the calendar month in which the Distribution Date occurs and the determination date is the 20th day of the month in which the Distribution Date occurs or, if the 20th day is not a business day, the immediately succeeding business day. The due date with respect to each mortgage loan is the date on which the scheduled monthly payment is due.

Required Overcollateralization Amount: An amount equal to 0.50% of the aggregate principal balance of the mortgage loans as of the Cut-off Date, which is approximately $1,625,000.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount on that Distribution Date over the Required Overcollateralization Amount on that Distribution Date.

Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of (a) the aggregate principal balance of the mortgage loans before giving effect to distributions of principal to be made on that Distribution Date, over (b) the aggregate Certificate Principal Balance of the Class A Certificates (other than the Class A-IO Certificates) and Class M Certificates before taking into account distributions of principal to be made on that Distribution Date.

Overcollateralization Increase Amount: With respect to (a) the Distribution Dates in April 2003 through September 2003, $0, and (b) any Distribution Date after September 2003, an amount equal to the lesser of (i) the Excess Cash Flow for that Distribution Date and (ii) the excess, if any, of (x) the Required Overcollateralization Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount:	With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (a) the Excess Overcollateralization Amount immediately prior to that Distribution Date, and (b) the Principal Remittance Amount for that Distribution Date.
Prepayment Interest Shortfall:	With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from mortgagor prepayments on the mortgage loans during the preceding calendar month. These shortfalls will result because interest on prepayments in full is distributed only to the date of prepayment, and because no interest is distributed on prepayments in part, as these prepayments in part are applied to reduce the outstanding principal balance of the mortgage loans as of the due date immediately preceding the date of prepayment. No assurance can be given that the amounts available to cover Prepayment Interest Shortfalls will be sufficient therefore. The certificate guaranty insurance policy will not cover Prepayment Interest Shortfalls.
Allocation of Shortfall:	Any Prepayment Interest Shortfalls which are not covered by Eligible Master Servicing Compensation or Excess Cash Flow will be allocated on a pro rata basis among the Class A and Class M Certificates, in each case in accordance with the amount of Accrued Certificate Interest that would have accrued on that certificate absent these shortfalls. Any Prepayment Interest Shortfalls not covered by Eligible Master Servicing Compensation or Excess Cash Flow and allocated to a class of offered certificates will accrue interest at the then applicable pass-through rate on that class of offered certificates. Relief Act Shortfalls are allocated on a pro rata basis among the Class A and Class M Certificates.
Net WAC Cap Shortfall:	With respect to each Class of Certificates, and any Distribution Date, the amount of interest that would have been payable to such Class of Certificates on such Distribution Date if the pass-through rate for such Class of Certificates on such Distribution Date were calculated at (a) the lesser of the related coupon or the weighted average Net Mortgage Rate *minus* (b) the amount of interest payable on such Class of Certificates at the Net WAC Rate for such Distribution Date *plus* (c) the related Net WAC Cap Shortfall Carryforward Amount for such Distribution Date. The certificate guaranty insurance policy will not cover any Net WAC Cap Shortfalls.
Net WAC Cap Shortfall Carry-Forward Amount:	With respect to each Class of the Certificates, other than the Class A-IO Certificates, and any Distribution Date, an amount equal to any unpaid Net WAC Cap Shortfall from prior Distribution Dates, plus interest thereon at a rate equal to the related pass-through rate.
Current Interest:	Interest at the related pass-through rate for the current accrual period.
Unpaid Interest Shortfall Amount:	Interest remaining unpaid from prior Distribution Dates.

Priority of Distributions:

Interest Distributions

1) To the holders of the Class A Certificates, Current Interest plus any Unpaid Interest Shortfall Amount less the corresponding pro rata percentage of any Prepayment Interest Shortfalls for that Distribution Date (not covered by Eligible Master Servicing Compensation or Excess Cash Flow) and Relief Act Shortfalls for that Distribution Date; provided, however, that Prepayment Interest Shortfalls will not be allocated to the Class A-IO Certificates, and instead will be allocated to the Class A and Class M Certificates on a pro rata basis;
2) To the holders of the Class M-1 Certificates, Current Interest plus any Unpaid Interest Shortfall Amount less the corresponding pro rata percentage of any Prepayment Interest Shortfalls for that Distribution Date (not covered by Eligible Master Servicing Compensation or Excess Cash Flow) and Relief Act Shortfalls, for such Distribution Date;
3) To the holders of the Class M-2 Certificates, Current Interest plus any Unpaid Interest Shortfall Amount less the corresponding pro rata percentage of any Prepayment Interest Shortfalls for that Distribution Date (not covered by Eligible Master Servicing Compensation or Excess Cash Flow) and Relief Act Shortfalls, for such Distribution Date; and
4) To the holders of the Class M-3 Certificates, Current Interest plus any Unpaid Interest Shortfall Amount less the corresponding pro rata percentage of any Prepayment Interest Shortfalls for that Distribution Date (not covered by Eligible Master Servicing Compensation or Excess Cash Flow) and Relief Act Shortfalls, for such Distribution Date.

Principal Distributions

1) To the holders of the Class A Certificates (other than the Class A-IO Certificates), the Class A Principal Distribution Amount to the holders of the Class A-1 Certificates until the Certificate Principal Balance thereof is reduced to zero;
2) To the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof is reduced to zero;
3) To the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof is reduced to zero; and
4) To the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof is reduced to zero.

Excess Cash Flow

1) To pay the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, the principal portion of Realized Losses, other than Excess Losses, incurred on the mortgage loans for the preceding calendar month;
2) To pay the Class A-1 Certificate Insurer for prior draws made on the certificate guaranty policy;
3) Except on the first six Distribution Dates, to pay any Overcollateralization Increase Amount to the class or classes of Certificates then entitled to receive distributions in respect of principal;
4) To pay the holders of the Class A and Class M Certificates, based on Accrued Certificate Interest otherwise due thereon, the amount of any Prepayment Interest Shortfalls allocated thereto with respect to the mortgage loans for that Distribution Date, to the extent not covered by Eligible Master Servicing Compensation on that Distribution Date;
5) To pay the holders of the Class A and Class M Certificates, based on unpaid Prepayment Interest Shortfalls previously allocated thereto, any Prepayment Interest Shortfalls remaining unpaid from prior Distribution Dates together with interest thereon;
6) To the holders of the Class A Certificates, and then to the Class M Certificates, in order of priority, any Net WAC Cap Shortfall allocated thereto with respect to that Distribution Date;
7) To the holders of the Class A Certificates, and then to the Class M Certificates, in order of priority, based on unpaid Net WAC Cap Shortfall Carry-Forward Amounts previously allocated, any remaining Net WAC Cap Shortfall Carry-Forward Amount for such Distribution Date; and
8) To pay the holders of the Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

Class A Principal Distribution Amount:

With respect to any Distribution Date:

(1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount for that Distribution Date, or

(2) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (I) the Principal Distribution Amount for that Distribution Date; and (II) the excess of (A) the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) 76.00% and (2) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less approximately $1,625,000.

Class M-1 Principal Distribution Amount:

With respect to any Distribution Date:

(1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, or

(2) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (I) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount; and (II) the excess of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) 85.00% and (2) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less approximately $1,625,000.

Class M-2 Principal Distribution Amount:

With respect to any Distribution Date:

(1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount, or

(2) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (I) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount; and (II) the excess of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) 93.50% and (2) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less approximately $1,625,000.

Class M-3 Principal Distribution Amount:

With respect to any Distribution Date:

(1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount, or

(2) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of: (I) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount; and (II) the excess of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) 99.00% and (2) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less approximately $1,625,000.

Excess Cash Flow: With respect to any Distribution Date, an amount equal to the sum of (A) the excess of (i) the Available Distribution Amount for that Distribution Date over (ii) the sum of (a) the Interest Distribution Amount for that Distribution Date and (b) the Principal Remittance Amount for that Distribution Date and (B) the Overcollateralization Reduction Amount, if any, for that Distribution Date.

Stepdown Date: The earlier to occur of (1) the Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (2) the later to occur of (x) the Distribution Date occurring in April 2006 and (y) the first Distribution Date for which the aggregate Certificate Principal Balance of the Class M Certificates and Overcollateralization Amount divided by the principal balance of the mortgage loans as of the last day of the related due period is greater than or equal to 24.00%.

Trigger Event: A Trigger Event is in effect with respect to any Distribution Date on or after the Stepdown Date if any of the following conditions are met:

1) the three-month average of the Sixty-Plus Delinquency Percentage, as determined as of that Distribution Date and the immediately preceding two Distribution Dates, exceeds 8.00%;
2) if the Distribution Date is occurring before the Distribution Date in April 2007, the aggregate amount of Realized Losses, other than Excess Losses, on the mortgage loans since the Cut-off Date exceeds 2.80% of the aggregate principal balance of the mortgage loans as of the Cut-off Date;
3) if the Distribution Date is occurring on or after April 2007 and before the Distribution Date in April 2008, the aggregate amount of Realized Losses, other than Excess Losses, on the mortgage loans since the Cut-off Date exceeds 3.00% of the aggregate principal balance of the mortgage loans as of the Cut-off Date; and
4) if the Distribution Date is occurring on or after the Distribution Date in April 2008, the aggregate amount of Realized Losses, other than Excess Losses, on the mortgage loans since the Cut-off Date exceeds 3.25% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.

Sixty-Plus Delinquency Percentage: With respect to any Distribution Date, the fraction, expressed as a percentage, equal to (x) the aggregate principal balance of the mortgage loans that are 60 or more days delinquent in payment of principal and interest including mortgage loans in foreclosure and REO, over (y) the aggregate principal balance of all the mortgage loans immediately preceding that Distribution Date.

Credit Enhancement:

Subordination: Initially, 11.50% for the Class A Certificates; 7.00% for the Class M-1 Certificates and 2.75% for the Class M-2 Certificates.

- Overcollateralization ("OC")

Initial (% Orig.) 0.00%

OC Target (% Orig.) 0.50%

OC Floor (% of Orig.) 0.50%

- Excess spread will be available to build overcollateralization commencing on the October 2003 Distribution Date.
- Ambac will guarantee: (a) interest on the Class A-1 Certificates at the pass-through rate less any Prepayment Interest Shortfalls and Relief Act Shortfalls allocated thereto, (b) the amount of any losses allocated to the Class A-1 Certificates not covered by Excess Cash Flow or overcollateralization, and (c) the payment of principal on the Class A-1 Certificates on the Distribution Date in April 2033.

P&I Advances:

The Master Servicer will be obligated to advance, or cause to be advanced, cash with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the Master Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses.

Servicing Fees:

Sub-servicing Fee minimum of 0.25% per annum, payable monthly; Master Servicing Fee of 0.05% per annum, payable monthly. The initial weighted average servicing fee rate is approximately 0.332% per annum.

Eligible Master Servicing Compensation:

For any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the principal balance of the mortgage loans before giving effect to payments made during the related due period and (b) the sum of the master servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date.

Optional Termination Date:

The Master Servicer may, at its option, effect an early redemption or termination of the Certificates on any Distribution Date on which the current pool principal balance declines to less than 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date (after giving effect to payments received in March 2003).

Step-up Coupon:

The Class A-1, Class M-1, Class M-2 and Class M-3 fixed rate used to calculate the pass-through rates will each increase by 0.50% on the second Distribution Date after the first possible Optional Termination Date.

Federal Tax Aspects:

The Trust will be established as one or more REMICs for federal income tax purposes.

ERISA Considerations: The Class A Certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.

SMMEA Eligibility: The Class A Certificates and the Class M Certificates will **not** be 'mortgage related securities' for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Prepayment Sensitivity Tables

Certificates Sensitivity Analysis – To 10% Call

Sequential Structure

% of Prepayment Assumption:	0%	50%	75%	100%	125%	150%
Class A-1						
Avg. Life (yrs)	19.18	5.86	4.08	3.10	2.48	2.03
Window (mos)	1-345	1-184	1-129	1-97	1-77	1-63
Expected Final Mat.	12/25/2031	7/25/2018	12/25/2013	4/25/2011	8/25/2009	6/25/2008
Class M-1						
Avg. Life (yrs)	26.26	10.36	7.16	5.40	4.47	4.00
Window (mos)	264-345	62-184	43-129	37-97	39-77	40-63
Expected Final Mat.	12/25/2031	7/25/2018	12/25/2013	4/25/2011	8/25/2009	6/25/2008
Class M-2						
Avg. Life (yrs)	26.26	10.36	7.16	5.40	4.43	3.89
Window (mos)	264-345	62-184	43-129	37-97	37-77	38-63
Expected Final Mat.	12/25/2031	7/25/2018	12/25/2013	4/25/2011	8/25/2009	6/25/2008
Class M-3						
Avg. Life (yrs)	25.81	9.46	6.51	4.92	4.05	3.57
Window (mos)	264-345	62-184	43-129	37-97	37-77	37-63
Expected Final Mat.	12/25/2031	7/25/2018	12/25/2013	4/25/2011	8/25/2009	6/25/2008

Prepayment Sensitivity Tables

Certificates Sensitivity Analysis – To Maturity

Sequential Structure

% of Prepayment Assumption:	0%	50%	75%	100%	125%	150%
Class A-1						
Avg. Life (yrs)	19.23	6.25	4.40	3.35	2.67	2.19
Window (mos)	1-359	1-330	1-269	1-209	1-167	1-136
Expected Final Mat.	2/25/2033	9/25/2030	8/25/2025	8/25/2020	2/25/2017	7/25/2014
Class M-1						
Avg. Life (yrs)	26.37	11.15	7.78	5.89	4.84	4.30
Window (mos)	264-357	62-279	43-206	37-158	39-125	40-101
Expected Final Mat.	12/25/2032	6/25/2026	5/25/2020	5/25/2016	8/25/2013	8/25/2011
Class M-2						
Avg. Life (yrs)	26.34	10.92	7.60	5.73	4.68	4.09
Window (mos)	264-355	62-254	43-183	37-140	37-110	38-90
Expected Final Mat.	10/25/2032	5/25/2024	6/25/2018	11/25/2014	5/25/2012	9/25/2010
Class M-3						
Avg. Life (yrs)	25.81	9.50	6.54	4.94	4.06	3.58
Window (mos)	264-348	62-202	43-143	37-107	37-85	37-69
Expected Final Mat.	3/25/2032	1/25/2020	2/25/2015	2/25/2012	4/25/2010	12/25/2008

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Principal Balance (as of 2/1/03)	$277,545,692.29
Loan Count	1,804
Average Original Balance	$153,937.34
Range of Original Balance	$28,840 - $610,000
$0.01 to $100,000.00	12.13%
$100,000.01 to $200,000.00	51.77%
$200,000.01 to $300,000.00	26.94%
$300,000.01 to $400,000.00	7.58%
$400,000.01 to $500,000.00	1.37%
$600,000.01 to $700,000.00	0.22%
WA Gross Coupon	8.129%
Range of Gross Coupons	6.750% - 11.500%
6.500% to 6.999%	1.44%
7.000% to 7.499%	14.35%
7.500% to 7.999%	34.72%
8.000% to 8.499%	19.15%
8.500% to 8.999%	17.09%
9.000% to 9.499%	6.98%
9.500% to 9.999%	4.38%
10.000% to 10.499%	0.88%
10.500% to 10.999%	0.79%
11.000% to 11.499%	0.15%
11.500% to 11.999%	0.07%
WA Age (months)	1
WA Original Term to Maturity (months)	353
Balloon / Fully Amortizing	3.51% / 96.49%
First Lien / Second Lien	100.00% / 0.00%
WA Debt-to-Income Ratio	39.41%
WA Credit Score	699
Range of Credit Scores	580 – 818
599 or Less	1.33%
600 to 619	7.74%
620 to 639	9.64%
640 to 659	7.33%
660 to 679	5.48%
680 to 699	14.77%
700 to 719	11.80%
720 to 739	16.76%
740 to 759	12.26%
760 to 779	8.75%
780 to 799	3.57%
800 or Greater	0.56%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

WA Original LTV	102.43%
Range of Original LTV	90.00% - 107.00%
90.00% or Less	0.07%
90.01% to 95.00%	6.37%
95.01% to 100.00%	28.73%
100.01% to 101.00%	1.88%
101.01% to 102.00%	2.48%
102.01% to 103.00%	28.73%
103.01% to 104.00%	4.21%
104.01% to 105.00%	4.27%
105.01% to 106.00%	4.56%
106.01% to 107.00%	18.69%
Credit Grade	
A1	40.97%
A2	25.09%
A3	14.64%
A4	15.86%
AX	2.03%
AM	1.40%
Property Type	
SF Detached	78.67%
PUD Detached	8.08%
Low-Rise Condo	7.46%
PUD Attached	4.63%
Townhouse	1.01%
Leasehold	0.15%
Occupancy Status	
Primary Residence	94.68%
Non-Owner Occupied	4.46%
Second/Vacation Home	0.85%
Documentation	
Full Documentation	88.91%
Limited Documentation	11.09%
Loan Purpose	
Purchase	66.73%
Equity Refinance	24.54%
Rate/Term Refinance	8.73%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Prepayment Penalty Term	
None	44.19%
12 months	5.38%
24 months	1.22%
30 months	0.06%
36 months	45.01%
42 months	0.14%
48 months	0.68%
60 months	3.32%
Geographic Concentration (> 3%)	
California	21.65%
Florida	7.06%
Michigan	5.32%
Arizona	5.13%
Virginia	4.29%
Maryland	3.82%
Washington	3.82%
Illinois	3.58%
Texas	3.50%
Other	41.83%